November 7, 2006


By facsimile to (312) 407-0411 and U.S. Mail


Mr. Gregory S. Schlicht
Vice President, General Counsel, and Corporate Secretary
US BioEnergy Corporation
5500 Cenex Drive
Inver Grove Heights, MN 55077

Re:	US BioEnergy Corporation
	Pre-effective Amendment 3 to Registration Statement on Form
S-1
	Filed October 27, 2006
File No. 333-136279

Dear Mr. Schlicht:

	We reviewed the filing and have the comments below.

1. Please note that you may receive comments by separate letter on your request for confidential treatment of portions of exhibits filed with the registration statement. Any such comments must be resolved before you request acceleration of this registration statement.

Summary, page 1

2. Explain the meaning of "RFA" when you introduce the abbreviation on page 1. We note the disclosure on page 35.

Risk Factors, page 12

3. Revised disclosure in the twenty-fifth risk factor on page 29 states that Messrs. Gordon Ommen and Ron Fagen, CHS Inc., some of their affiliates, and permitted third party transferees will have the right under a shareholders` agreement to require US BioEnergy to register their shares of US BioEnergy`s common stock held on the effective date of this offering. Quantify the estimated number of shares that will be subject to the shareholders` agreement. We note the disclosures on pages 124 and 127.

4. Expand the twenty-fifth risk factor on page 29 and the shares eligible for future sale section on page 154 to include disclosure of
US BioEnergy`s obligations under the registration rights agreement with Platte Valley Energy, LLC. We note the disclosure on page 126.

Management, page 101

5. In the biographical paragraph of Mr. Steven K. Mitchell on page 103, describe briefly his business experience during the past five years. We note that the period from 2001 to 2004 is not currently covered. See Item 401(e) of Regulation S-K.

Condensed Consolidated Balance Sheet, page F-26

6. We note your response to prior comment 5 and your revised disclosure on pages F-36 and F-37. Please revise disclosure to discuss the fact that your purchase price allocations have changed since your last filing on September 20, 2006 and the reasons for these revisions as you have discussed in your response letter dated
October 27, 2006.

Closing

	File an amendment to the registration statement in response to the comments. To expedite our review, USBE may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
USBE thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since USBE and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If USBE requests acceleration of the registration statement`s effectiveness, USBE should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve USBE from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* USBE may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that USBE provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or Alfred P. Pavot,
Jr.,
Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior
Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,



Pamela A. Long
   Assistant Director

cc:	Brian W. Duwe, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	333 West Wacker Drive
	Chicago, IL 60606

	Paul L. Choi, Esq.
	Sidley Austin LLP
	1 South Dearborn Street
	Chicago, IL 60603



Mr. Gregory S. Schlicht
November 7, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE